                            Filed by Davel Communications, Inc. (OTCBB: DAVL.OB) Subject Company - Davel Communications, Inc., PhoneTel Technologies, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and Deemed Filed Pursuant to Rule 14a-12 under
                                                      the Securities Act of 1934
                                                  Commission File Nos.:  0-22610
                                                                         0-16715


DAVEL COMMUNICATIONS, INC.        PHONETEL TECHNOLOGIES, INC.
10120 Windhorst Road              1001 Lakeside Avenue
Tampa, FL  33619                  Cleveland, Ohio 44114
(OTCBB: DAVL.OB)                  (OTCBB: PHTE.OB)

AT DAVEL                          AT PHONETEL                      AT FRB|Weber Shandwick
--------                          -----------                      ----------------------
Bruce W. Renard                   John D. Chichester               General Information:
President                         President & CEO                  Alison Ziegler /Marilyn Meek
(813) 628-8000                    (216) 241-2555                   (212) 445-8400

FOR IMMEDIATE RELEASE
---------------------


       DAVEL COMMUNICATIONS, INC. AND PHONETEL TECHNOLOGIES, INC. SIGN
                          DEFINITIVE MERGER AGREEMENT

            Companies Execute Amendments to Their Credit Facilities
            -------------------------------------------------------
                  and Secure New $10 Million Credit Facility
                  ------------------------------------------

TAMPA, Florida & CLEVELAND, Ohio - February 21, 2002 - Davel Communications, Inc. (OTCBB: DAVL.OB), and PhoneTel Technologies, Inc. (OTCBB: PHTE.OB), the nation's two leading publicly traded independent payphone service providers with a combined installed base of approximately 84,000 payphones, today announced that they have signed a definitive agreement to merge. In the merger, PhoneTel will become a wholly owned subsidiary of Davel. The merger agreement was unanimously approved by the Boards of Directors of both companies and is subject to the approval of the shareholders of both companies.

In connection with the merger, the existing secured lenders of both Davel and PhoneTel have agreed to exchange a substantial amount of debt for equity securities of the respective companies and to restructure the remaining debt. In addition, Davel and PhoneTel announced that they have each executed amendments to their existing credit agreements and have entered into a new combined $10.0 million senior credit facility.

Specifically, Davel has executed a Seventh Amendment to the Credit Agreement and Consent and Waiver from the Lenders of its existing secured debt that extended to August 31, 2002 certain payments due July 15, 2001, October 15, 2001 and January 11, 2002, waived certain
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defaults and consented to the new senior credit facility and the merger transactions. PhoneTel has executed Amendment Number Eight to its existing credit facility that extended the maturity date to August 31, 2002, provided for the capitalization of monthly interest through August 1, 2002, waived certain defaults and amended or eliminated certain financial covenants. In addition, Davel and PhoneTel entered into a new $10.0 million credit facility with Madeleine L.L.C., and ARK CLO 2000-1, Limited, the proceeds of which will be used to help finance certain operating and transaction-related expenses.

Pursuant to the exchange of debt for equity securities, PhoneTel's existing secured lenders will own 87% of PhoneTel's outstanding common stock immediately prior to the merger, with the remaining senior secured debt not to exceed $36.5 million (compared to approximately $64 million currently outstanding).
Existing holders of PhoneTel common stock will own 9% of PhoneTel's outstanding shares, and 4% will be reserved for employee stock options and awards. In connection with Davel's exchange of debt for equity securities, its existing secured lenders will own 93% of Davel's outstanding common stock immediately prior to the merger, with the remaining secured debt not to exceed $63.5 million (compared to approximately $276 million currently outstanding). Existing shareholders of Davel common stock will own 3% of Davel's outstanding shares, and 4% of the common stock will be reserved for the issuance of stock options and awards to Davel employees.

Immediately following the merger, current PhoneTel shareholders will own approximately 3.28% of the shares of Davel common stock, and current Davel shareholders will own approximately 1.91%. Of the remaining shares, 4.00% are intended to be reserved for issuance of employee stock options and awards, and the companies' current lenders will own approximately 90.81%. Cash will be paid in lieu of fractional shares.

Effective with the merger, the then outstanding debt of the existing secured lenders of both entities (currently $340 million) will be reduced to $100 million in debt of the merged entity through the exchange of debt for equity securities described above.

The transaction is subject to approval by the shareholders of both companies and the receipt of material third party and governmental approvals and consents. In conjunction with the transaction, Davel will also seek shareholder approval to increase the number of authorized shares of common stock from 50,000,000 to 1,000,000,000 and to increase the shares issuable pursuant to Davel's 2000 Long-Term Equity Incentive Plan. No dates have been set for the stockholders' meetings.

Bruce W. Renard, President of Davel, commented, "We are extremely excited to be able to move forward with this merger, which will produce a much stronger combined entity in what has been a challenging industry environment. Through the Servicing Agreement put in place last summer, we have realized lower field operating costs due to the more efficient concentration of payphone routes and elimination of redundant branch offices. In the near future, there should be additional cost savings, resulting from the elimination of redundant general and administrative expenses when the corporate headquarters operations of Davel and PhoneTel are combined. With an improved financial structure and an expanded market presence, we believe we will be well positioned to take advantage of recent FCC rulings designed to lower telephone costs and improve dial-around compensation collections for payphone providers nationwide."

                                    -MORE-
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John D. Chichester, President and CEO of PhoneTel, added, " The merger of
PhoneTel and Davel creates a sustainable and forceful business with a continued commitment to cost effective management. The combined company will operate under good, solid business principles while exploring innovation in both products and markets. This beneficial merger has been made possible by the continued support of our lender groups, the Boards of Directors for both companies, our vendors and the continued hard work and dedication of the employees of both organizations. All concerned clearly recognize that this combination represents an exciting and highly beneficial opportunity for both companies and a desirable outcome for our customers and stakeholders. Together, we look forward to taking full advantage of the business economies as well as new business opportunities as they emerge in the public communications industry and other related telecommunications sectors."

PhoneTel Technologies, Inc. is a leading independent provider of pay telephones and related services in the United States. Headquartered in Cleveland, Ohio, PhoneTel operates approximately 30,000 payphones in 45 states and the District of Columbia.

Founded in 1979, Davel Communications, Inc. is the largest independent payphone provider in the United States. Headquartered in Tampa, Florida, Davel operates approximately 54,000 payphones in 44 states and the District of Columbia.

In connection with the proposed transactions, Davel and PhoneTel intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and joint proxy statement. Because those documents will contain important information, holders of Davel's common stock and holders of PhoneTel's common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov. Davel stockholders
                                                 -----------
will receive information at an appropriate time on how to obtain transaction-related documents for free from Davel, and PhoneTel stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from PhoneTel. Such documents are not currently available.

Davel and its directors and executive officers and PhoneTel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Davel's common stock and PhoneTel's common stock in connection with the proposed transactions. On February 21, 2002, information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by each of Davel and PhoneTel. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and joint proxy statement if and when it becomes available.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of Davel, PhoneTel, or a combined Davel and PhoneTel, to differ materially, many of which are beyond the control of Davel or PhoneTel, include, but are not limited to, the following: (1) the businesses of Davel and PhoneTel may not be integrated successfully or such integration may be more difficult, time-

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consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating incremental growth in the customer base of the combined company may be more costly or difficult than expected; (6) the effects of legislative and regulatory changes; (7) the tax treatment of the proposed transactions; (8) an inability to retain necessary authorizations from the FCC and state utility or telecommunications authorities; (9) an increase in competition from cellular phone and other wireless products and wireless service providers; (10) the introduction of new technologies and competitors into the telecommunications industry; (11) changes in labor, telephone line service, equipment and capital costs; (12) future acquisitions, strategic partnership and divestitures; (13) general business and economic conditions; and (14) other risks described from time to time in periodic reports filed by Davel or PhoneTel with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                                     # # #

Investors may obtain additional information regarding the interests of the participants by reading the prospectus and joint proxy statement if and when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Davel, and its directors and executive officers, may be deemed to be participants in Davel's solicitation of proxies from the holders of Davel's common stock in connection with the proposed transactions. Information about the directors and executive officers of Davel and their ownership of Davel's common stock is set forth in the proxy statement for Davel's 2001 annual meeting of shareholders that has been filed with the Securities and Exchange Commission.

Participants in Davel's solicitation may also be deemed to include the following persons whose interests in Davel are not described in the proxy statement for Davel's 2001 annual meeting:

     Paul W. Tripp            Associate General Counsel and Assistant Corporate
                              Secretary

Mr. Tripp beneficially owns no shares of Davel's common stock, but holds 5,000 options to acquire shares of Davel's common stock, 3,332 of which are exercisable within the next 60 days.

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PhoneTel and certain of its executive officers may also be deemed to be participants in Davel's solicitation of proxies from the holders of Davel's common stock in connection with the proposed transactions. Information about the executive officers of PhoneTel is set forth in the proxy statement for PhoneTel's 2001 annual meeting of shareholders that has been filed with the Securities and Exchange Commission. To Davel's knowledge, as of February 21, 2002, neither PhoneTel nor any of its executive officers held any shares of Davel's outstanding common stock.